
03025274

FORM 11-K


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH, D.C.
161
SECTION

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

Advanced Services, Inc. Employee Savings and Retirement Plan
5865 Shelby Oaks Circle
Memphis, TN 38134

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431


PROCESSED
JUL 0 1 2003
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Advanced Services, Inc. Employee Savings and Retirement Plan

By:



Name: Philip Harris
Title: Chief Financial Officer

Date: 6/27/2003

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Auditors
24	Financial Report



345 Park Avenue
New York, NY 10154

Exhibit 23

Advanced Services, Inc. Employee Savings and Retirement Plan

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74415) of the General Electric Company of our report dated June 25, 2003, relating to the statements of net assets available for plan benefits of Advanced Services, Inc. Employee Savings and Retirement Plan as of December 31, 2002 and 2001 and related statement of changes in net assets available for plan benefits for the year ended December 31, 2002 and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of Advanced Services, Inc. Employee Savings and Retirement Plan.

KPMG LLP

New York, New York
June 26, 2003



KPMG LLP KPMG LLP, a U.S. limited liability partnership, is
a member of KPMG International, a Swiss association.



ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

December 31, 2002 and 2001

Financial Statements and Supplemental Schedule

Index

* Schedules required by Form 5500 which are not applicable have not been included.



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the Plan Administrator and Participants of the
Advanced Services, Inc.
Employee Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i-schedule of assets (held at end of year) – December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York

June 25, 2003



KPMG LLP KPMG LLP a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

		2002	2001
Assets:			
Investments:			
Plan interest in GE Universal Master Trust (note 3)	$	5,092,259	5,363,564
Participant loans		304,330	331,066
Total investments		5,396,589	5,694,630
Contributions receivable:			
Participants		21,031	11,534
Employer		10,153	5,199
Total receivables		31,184	16,733
Net assets available for plan benefits	$	5,427,773	5,711,363

See accompanying notes to financial statements.

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2002

Additions to (deductions from) net assets attributed to:		
Investment (loss) income:		
Plan interest in GE Universal Master Trust investment loss (note 3)	$	(621,266)
Interest on participants' loans		22,425
Total investment loss		(598,841)
Contributions:		
Participants		612,027
Employer		262,448
Total contributions		874,475
Benefits paid to participants		555,374
Administrative expenses		3,850
Net decrease		(283,590)
Net assets available for plan benefits at:		
Beginning of year		5,711,363
End of year	$	5,427,773

See accompanying notes to financial statements.

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Plan Description

The following brief description of the Advanced Services, Inc. Employee Savings and Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering employees of Advanced Services, Inc. (the Company), whose ultimate parent is General Electric Company (GE), who have completed six months of consecutive service. The Plan is subject to the provisions of the Employee Income Retirement Security Act of 1974, as amended (ERISA).

Contributions

Each year, participants may contribute up to 17% of their compensation into the Employee Savings Plan subject to limitations imposed by law of their pretax aggregate annual compensation from the Company, as defined in the Plan. The Company makes discretionary profit sharing contributions to the Employee Savings Plan. During 2002 the Company contributed 75% of a participant's eligible contributions or 3% of eligible earnings, whichever was lower. For the Retirement Plan, the Company may, at its discretion, make contributions to the Plan. There was no discretionary contribution made in 2002.

Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

Participants' Accounts

Each participant's account is credited with the participant's contribution, and allocation of the Company's contribution, if any, and the Plan's earnings or losses thereon. Allocations are based on participant's earnings or account balances, as provided in the plan document. Each participant is entitled only to the benefits equal to the vested portion of their participant's account.

Investment Options

The Plan's investments are held in a Master Trust. Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options currently available from the Master Trust:

GE Common Stock Fund – This fund invests principally in GE stocks. A small portion of the Fund is held in cash or other short-term investments to provide liquidity.

GE Aggressive Allocation Fund – This fund seeks capital appreciation. The fund primarily invests in underlying GE funds as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The fund may invest in various short-term investments, including money market instruments.

GE Moderate Allocation Fund – This fund seeks capital growth with a moderate level of current income. The fund primarily invests in various underlying equity GE funds as U.S. Equity, Small-Cap Value Equity,

International Equity, Emerging Markets, Fixed Income and High Yield. The fund may invest in various short-term investments, including money market instruments.

GE Conservative Allocation Fund – This fund seeks growth and income. The fund primarily invests in various underlying equity GE funds as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The fund may invest in various short-term investments, including money market instruments.

GE International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

GE Premier Growth Fund – The fund seeks long-term growth of capital and future income rather than current income, which the Fund seeks to achieve by investing primarily in growth-oriented equity securities.

GE Money Market Fund – This fund invests principally in short-term, U.S.-dollar-denominated money market instruments.

GE U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

GE Fixed Income Fund – This fund seeks income consistent with preservation of capital. The fund invests primarily in fixed-income securities including government obligations, corporate debt, mortgage- and asset-backed instruments, and money-market instruments.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the respective investment funds and the loan fund.

The period of repayment of any loan is determined by mutual agreement between the plan administrator and the borrower, but such period may in no event exceed 4.5 years from the effective date of the loan unless the loan is used to acquire, construct, reconstruct, or substantially rehabilitate a principal residence, for which a term of up to 10 years may be permissible. Loans are secured by the balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the month in which the loan is requested. Principal and interest are paid ratably through payroll deductions.

Vesting

Participants are fully vested in their contributions to the Plan plus actual earnings thereon. The Plan provides for participants to be 20% vested in employer contributions after completion of one year but less than two years of service, plus an additional 20% for the completion of each year of service for the following four years. A participant is 100% vested after five years of credited services.

(Continued)

At December 31, 2002 forfeited nonvested amount totaled $14,832. These forfeitures will be used to reduce future employer contribution. Forfeitures of $26,389 were used to reduce employer contributions during 2002.

Payment of Benefits

Generally, contributions may not be withdrawn while employed by the Company prior to retirement age. No amounts attributable to matching or additional employer contributions may be withdrawn while a participant is employed by the Company prior to age 59½. In the case of hardships, a participant may elect to withdraw all or a portion of his or her contributions, and rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum nontaxable loans.

Upon obtaining the age of 65 and the termination of service due to death, disability, or retirement, a participant or beneficiary may receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Benefits may be deferred past age 65 at the participant's election, but not past the end of the year in which the participant reaches age 70½. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are held in a Master Trust. The following are the investment valuation and income recognition policies of the Master Trust and the Plan.

The Master Trust's investments are stated at fair value. All shares of registered investment companies (mutual funds) are valued at quoted market prices. Shares of pooled investment funds are stated at fair value which represent the net asset value of shares held by the Master Trust as reported by the investment manager of the fund. GE Common Stock is traded on the New York Stock Exchange and was valued at the current market price on the last business day of the Plan's year end.

Short term investments, the money market fund and participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits Paid to Participants

Benefit payments to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosures of contingent assets and liabilities at the date of financial statements. Actual results could differ from those estimates.

Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the appropriate participant's investment fund's assets.

(3) Interest in GE Universal Master Trust

Effective February 1, 2000, an affiliate of GE formed the GE Universal Master Trust (Master Trust) in accordance with a master trust agreement with State Street Bank and Trust Company.

Use of a master trust permits the commingling of various investments that fund Company-sponsored benefit plans for investment and administrative purposes. Although assets are commingled in the Master Trust, Citistreet LLC, the plan recordkeeper, maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to participating plans based upon each plan's proportionate interest in the Master Trust.

The following represents the 2002 and 2001 financial information regarding the net assets and investment (loss) income of the Master Trust:

		2002	2001
General Electric Company common stock, at fair value	$	540,059	709,777
Mutual funds, at fair value		7,142,595	6,288,867
Money market fund, at fair value		1,170,093	1,040,585
Pooled investment funds, at fair value		2,141,929	424,675
Short-term investments, at fair value		22,842	41,416
Accrued interest and dividends		6,121	4,977
	$	11,023,639	8,510,297
Plan's interest in GE Universal Master Trust	$	5,092,259	5,363,564
Plan's percentage ownership in GE Universal Master Trust		46.19%	63.02%

The Plan offers a number of investment options including GE common stock and a variety of investment funds, some of which are mutual funds and a pooled investment fund. The funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts, reported in the statements of Net Assets Available for Plan Benefits and participant account balances.

(Continued)

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across nine participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE common stock fund, which principally invests in a single security.

Investment income (loss) from the Master Trust for the year ended December 31, 2002 is summarized as follows:

Net depreciation in the fair value of investments:		
General Electric Company common stock	$	(311,480)
Pooled investment fund		(1,256,347)
Mutual Funds		91,174
		(1,476,653)
Interest		387
Dividends		201,545
Total investment loss of the Master Trust	$	(1,274,721)
Plan's net participation in investment loss of the Master Trust	$	(621,266)

(4) Related Party Transactions (Parties in Interest)

The record keeping functions for the underlying investments held by the Plan are performed by CitiStreet LLC (a State Street Bank and CitiGroup) which is party to a joint services agreement with GE Retirement Services, Inc. (GERS). GERS is an indirect wholly owned subsidiary of GE and an affiliate of the Plan Sponsor.

Certain investments of the Master Trust are shares of mutual funds that are advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors (GEID), affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Master Trust. Certain investments of the Master Trust are shares of a pooled investment fund managed and valued by State Street Bank and Trust Company. State Street Bank and Trust Company is also the custodian of the Plan. Another investment in the Master Trust is an investment fund comprised primarily of shares of common stock issued by GE. GE is the ultimate parent of the Plan Sponsor as defined by the Plan.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor. Alternately, mutual fund and pooled investment fund operation expenses come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(Continued)

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(5) Tax Status

The Internal Revenue Service issued its latest determination letter dated March 14, 2002, which stated that the Plan qualifies under the applicable provisions of the Internal Revenue Code and, therefore the related trust, is exempt from Federal income taxes. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination or partial termination, participants will become fully vested, and net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

Supplemental Schedule

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Issuer	Description of investment		Current value
* Participant loans	147 loans to participants with interest rates of 5.25% to 10.50%	$	304,330

* Party in interest as defined by ERISA.

See accompanying independent auditors' report.